Exhibit 12-1

ENERGY EAST CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Calendar Year

(Thousands)	2004	2003	2002	2001	2000

Income From Continuing Operations	$237,621	$208,490	$189,929	$188,739	$237,412
Add:
Income tax	251,444	128,663	100,277	154,865	156,663

Pretax Income from Continuing Operations	489,065	337,153	290,206	343,604	394,075
Fixed Charges	289,846	312,781	297,284	238,103	157,937

Earnings, as defined	$778,911	$649,934	$587,490	$581,707	$552,012

Fixed Charges:
Interest charges, net(1)	$276,890	$284,790	$256,161	$216,387	$152,520
Interest portion of rental charges	5,880	6,409	7,334	6,031	3,951
Earnings required to cover preferred stock dividends of subsidiaries(2)	7,076	21,582	33,789	15,685	1,466

Fixed Charges, as defined	$289,846	$312,781	$297,284	$238,103	$157,937

Ratio of Earnings to Fixed Charges(3)(4)(5)	2.69	2.08	1.98	2.44	3.50

(1)  Includes interest on long-term debt, other interest, and amortization of premium and discount on debt.
(2)  Preferred stock dividends of subsidiaries have been adjusted to a pretax basis.
(3)  The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, earnings means income from continuing operations before income taxes and fixed charges. Fixed charges means all interest charges, the interest component of rentals, and preferred stock dividends of subsidiaries.
(4)  Earnings for 2002 includes a $12 million writedown of an investment on NEON Communications, Inc. and a $41 million effect from restructuring expenses. Excluding those two amounts, the earnings ratio for 2002 would have been 2.13.
(5)  Earnings for 2001 includes a $78 million writedown of an investment in NEON Communications, Inc. Excluding the $78 million, the earnings ratio for 2001 would have been 2.76.